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FORM 12b-25	SEC FILE NUMBER
001-34867

CUSIP NUMBER
NOTIFICATION OF LATE FILING	91324T 203

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q	☐	Form 10-D	☐	Form N-SAR
	☐	Form N-CSR
	For Period Ended:		March 29, 2014
	☐	Transition Report on Form 10-K
	☐	Transition Report on Form 20-F
	☐	Transition Report on Form 11-K
	☐	Transition Report on Form 10-Q
	☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
UniTek Global Services, Inc.
Full Name of Registrant

Former Name if Applicable
1777 Sentry Parkway West, Gwynedd Hall, Suite 302
Address of Principal Executive Office (Street and Number)
Blue Bell, Pennsylvania 19422
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

 If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11- K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is completing the impairment analysis of its broadband cable reporting unit's goodwill and due to the complexity involved in assessing the fair value of the unit, the Form 10-Q could not be completed by its original due date without unreasonable effort and expense to the Company. The Company expects to file within the five-day period permitted under this rule.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number
SEC 1344 (04-09)

(Attach extra Sheets if Needed)
PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Andrew J. Herning	267		464-1700
	(Name)	(Area Code)		( Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

				Yes	☒	No	☐
(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

				Yes	☒	No	☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the quarter ended March 29, 2014, the Company expects to report consolidated revenues of $88.6 million, compared with $113.8 million for the first quarter of 2013. Loss from continuing operations for the first quarter of 2014 is anticipated to be $19.6 million, or $1.02 per basic and diluted share, compared with loss from continuing operations of $7.0 million, or $0.37 per basic and diluted share, for the first quarter of 2013. Net loss for the first quarter of 2014 is anticipated to be $19.6 million, or $1.02 per basic and diluted share, compared with a net loss of $7.7 million, or $0.40 per basic and diluted share, for the first quarter of 2013. The loss from continuing operations and the net loss for the quarter ended March 29, 2014 reflects the Company’s expectation that a non-cash goodwill impairment charge related to its broadband cable reporting unit will be approximately $10.1 million. Should the calculation of the goodwill impairment charge be revised, loss from continuing operations and net loss for the first quarter of 2014 will be revised accordingly.

UniTek Global Services, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 13, 2014		By	/s/ Andrew J. Herning
Andrew J. Herning, Chief Financial Officer
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).